

2 May 2005




SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH. D.C.
183
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – VIC/P37(v) Halladale-1 DW-2 and Halladale-1 DW-3, lodged with the Australian Stock Exchange on 26 April 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

dlw 5/19

82-2280

ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

[TUESDAY, 26 APRIL 2005]
[10:00 AM (WST)]

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VIC/P37(v)
HALLADALE-1 DW-2 AND HALLADALE-1 DW-3

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that operations on exploration well Halladale-1 DW-2 were concluded at 15:00 hrs AEST on 21 April 2005. Interpretation of wireline log and pressure data indicates that the well intersected gas over a gross interval of 21 metres true vertical depth (23 metres measured depth along hole) within interbedded sandstones and shales of the Waarre Formation. Halladale-1 DW-2 has been plugged and abandoned as planned.

Following the conclusion of operations on Halladale-1 DW-2, a third deviated well, Halladale-1 DW-3, was drilled to obtain aquifer pressures in the Waarre Formation down-flank of the Halladale gas accumulation discovered by Halladale-1 DW-2. Halladale-1 DW-3 reached a total depth of 1969 metres measured depth along hole. Wireline pressure data has been acquired and the well is in the process of being plugged and abandoned as planned.

The 'Ocean Patriot' semi-submersible rig has been drilling the wells, located in Otway Basin permit VIC/P37(v), approximately 4 km from shore and 24 km west of the coastal township of Port Campbell. Water depth at the location is 45.9m below mean sea level. Origin Energy Resources Limited is Operator of the permit, with drilling operations managed by Woodside under an agreement with Origin. The rig is expected to be released from the location by 28 April 2005.

Joint venture participants in VIC/P37(v) are Woodside Energy Ltd. (62.5%) and Origin Energy Resources Limited (37.5%).


WOODSIDE

4 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH. D.C.
183
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Appendix 3Y Change of Director's Interest Notice (Goode), lodged with the Australian Stock Exchange on 4 May 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	11 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beta Gamma Pty. Ltd. – Beneficial Interest Chabar Pty. Ltd. – Beneficial Interest Ravenscourt Pty. Ltd. – Beneficial Interest
Date of change	28 April 2005
No. of securities held prior to change	Direct = 91,202 ordinary shares Indirect = 98,000 ordinary shares held by: - Beta Gamma Pty. Ltd. – 20,000 ordinary shares - Chabar Pty. Ltd. – 78,000 ordinary shares
Class	Ordinary
Number acquired	Beta Gamma Pty. Ltd. – 1,000 ordinary shares Chabar Pty. Ltd. – 8,000 ordinary shares Ravenscourt Pty. Ltd. – 11,000 ordinary shares
Number disposed	Nil

+ See chapter 19 for defined terms.